AMERICAN EAGLE ENERGY CORPORATION

2549 W. Main Street, Suite 202

Littleton, Colorado 80120

(303) 798-5235

July 31, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Sirimal R. Mukerjee

Re:	Registration Statement on Form S-3 (File No. 333-189191)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, American Eagle Energy Corporation (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3, as amended, be accelerated to 12:00 noon (EDT) on August 2, 2013, or as soon thereafter as is practicable.

The Company and its management are in possession of all facts relating to the Company’s disclosure. The Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in such Registration Statement, as amended. The Company acknowledges to the Commission that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 798-5235 or Randolf W. Katz of Baker & Hostetler LLP at (714) 966-8807with any questions regarding the foregoing.

Very truly yours,

AMERICAN EAGLE ENERGY CORPORATION

By:	/s/ Bradley M. Colby
Bradley M. Colby President and Chief Executive Officer